[Nuveen Letterhead]

September 26, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Mr. Kieran Brown

Re:	Request for Acceleration of the Effective Date of Nuveen Texas Quality Income Municipal Fund (the “Fund”) Pre-Effective Amendment No. 2 Under the Securities Act of 1933 and Amendment No. 13 Under the Investment Company Act of 1940 Filed on September 26, 2012 (File Nos. 333-181183 and 811-06384)

Dear Mr. Brown:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective at 12:00 p.m. ET on Wednesday, September 26, 2012, or as soon thereafter as practicable.

In connection with this request, Nuveen Securities, LLC, the underwriter for the Fund, has also signed this letter requesting acceleration.

Very truly yours,

Nuveen Texas Quality Income Municipal Fund		Nuveen Securities, LLC

	/s/ Gifford R. Zimmerman		/s/ Gifford R. Zimmerman
By:	Gifford R. Zimmerman	By:	Gifford R. Zimmerman
Title:	Chief Administrative Officer	Title:	Managing Director, Assistant Secretary and Associate General Counsel